

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2023

Joseph Army
Chief Executive Officer
Vapotherm, Inc.
100 Domain Drive
Exeter, NH 03833

      Re: Vapotherm, Inc.
          Registration Statement on Form S-3
          Filed February 3, 2023
          File No. 333-269561

Dear Joseph Army:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jordan Nimitz at 202-551-5831 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services